Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS

Amazon.com employees should always act lawfully, ethically, and in the best interests of Amazon.com. This Code of Business Conduct and Ethics (the “Code of Conduct”) sets out basic guiding principles. Employees who are unsure whether their conduct or the conduct of their coworkers complies with the Code of Conduct should contact their manager or the Legal Department. Employees may also report any suspected noncompliance as provided in the Legal Department’s reporting guidelines referred to in paragraph IX below.

I. Compliance with Laws, Rules and Regulations

Employees must follow applicable laws, rules and regulations at all times. Employees with questions about the applicability or interpretation of any law, rule or regulation, should contact the Legal Department.

II. Conflicts of Interest

Employees are expected to use their judgment to act, at all times and in all ways, in the best interests of Amazon.com. A “conflict of interest” exists when an employee’s personal interest interferes with the best interests of Amazon.com. For example, a conflict of interest may occur when an employee or a family member receives a personal benefit as a result of the employee’s position with Amazon.com. A conflict of interest may also arise from an employee’s business or personal relationship with a customer, supplier, competitor, business partner, or other employee, if that relationship impairs the employee’s objective business judgment.

Because an employee’s receipt of gifts or services could create a conflict of interest, the Legal Department will develop and maintain guidelines for disclosure of gifts or services received from customers, suppliers, competitors or business partners.

Employees should attempt to avoid conflicts of interest and employees who believe a conflict of interest may exist should promptly notify the Legal Department. The Legal Department will consider the facts and circumstances of the situation to decide whether corrective or mitigating action is appropriate.

Amazon.com Code of Business Conduct and Ethics	1	Revised July 20, 2006

III. Insider Trading Policy

Federal and state laws prohibit trading in securities by persons who have material information that is not generally known or available to the public.

Employees of the Company may not a) trade in stock or other securities while in possession of material nonpublic information or b) pass on material nonpublic information to others without express authorization by the Company or recommend to others that they trade in stock or other securities based on material nonpublic information.

The Company has adopted guidelines designed to implement this policy. All employees are expected to review and follow the Amazon.com Insider Trading Guidelines. Certain employees must comply with trading windows and/or preclearance requirements when they trade Amazon.com securities.

IV. Discrimination and Harassment

Amazon.com provides equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. For more information, see the Amazon.com policies on Equal Employment Opportunity and Workplace Harassment in the Amazon.com Owner’s Manual.

V. Health and Safety

Amazon.com provides a clean, safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries and unsafe conditions, procedures, or behaviors.

Violence and threatening behavior are not permitted. Employees must report to work in a condition to perform their duties, free from the influence of illegal drugs or alcohol.

Amazon.com Code of Business Conduct and Ethics	2	Revised July 20, 2006

VI. Price Fixing

Employees may not discuss prices or make any formal or informal agreement with any competitor regarding prices, discounts, business terms, or the market segments and channels in which the Company competes, where the purpose or result of such discussion or agreement would be inconsistent with applicable antitrust laws. If you have any questions about this section or the applicable antitrust laws, please contact the Legal Department.

VII. Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. Employees may not make illegal payments to government officials. Employees who are conducting business with the government officials of any country must contact the Legal Department for guidance on the law governing payments and gifts to governmental officials.

VIII. Recordkeeping, Reporting, and Financial Integrity

Amazon.com’s books, records, accounts and financial statements must be maintained in appropriate detail, must properly reflect the Company’s transactions and must conform both to applicable law and to the Company’s system of internal controls. Further, Amazon.com’s public financial reports must contain full, fair, accurate, timely and understandable disclosure as required by law. The Company’s financial, accounting and legal groups are responsible for procedures designed to assure proper internal and disclosure controls, and all employees should cooperate with these procedures.

IX. Questions; Reporting Violations

Employees should speak with anyone in their management chain or the Legal Department when they have a question about the application of the Code of Conduct or when in doubt about how to properly act in a particular situation.

The Amazon.com Legal Department has developed and maintains reporting guidelines for employees who wish to report violations of the Code of Conduct. These guidelines include information on making reports to the Legal Department and to an independent third party. Please see the reporting guidelines for information and instructions.

Amazon.com Code of Business Conduct and Ethics	3	Revised July 20, 2006

Amazon.com will not allow retaliation against an employee for reporting misconduct by others in good faith. Employees must cooperate in internal investigations of potential or alleged misconduct.

Employees who violate the Code of Conduct will be subject to disciplinary action up to and including discharge.

X. Periodic Certification

The Legal Department will designate certain employees who, based on their level of responsibility or the nature of their work, will be required to certify periodically that they have read, understand and complied with the Code of Conduct.

XI. Board of Directors

With respect to their service on behalf of the Company, Amazon.com’s Board of Directors must comply with the relevant provisions of this Code of Conduct, including conflicts of interest, insider trading and compliance with all applicable laws, rules and regulations.

XII. Waivers

Waivers of this Code of Conduct may be made only in a manner permitted by law.

Amazon.com Code of Business Conduct and Ethics	4	Revised July 20, 2006